Exhibit 11.1



             WINN-DIXIE STORES, INC. AND SUBSIDIARIES

                COMPUTATION OF EARNINGS PER SHARE
            Dollars in thousands except per share data


    For the 28 Weeks Ended                 Jan. 8, 1997       Jan. 10, 1996


Average number of shares outstanding        151,025,875         151,258,777

Net earnings                       $             94,720             118,337

Earnings per share                 $               0.63                0.78